Exhibit 99.1

uniQure Announces Results for First Quarter 2016

Amsterdam, the Netherlands, May 31, 2016 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced financial results for the first quarter ending March 31, 2016, and provided a corporate update.

“We are very pleased with our progress so far in 2016 as we continue to advance our clinical and preclinical programs and build out our gene therapy platform,” commented Daniel Soland, Chief Executive Officer of uniQure. “We achieved two important milestones related to our hemophilia B gene therapy AMT-060: announcing our first clinical data from the study’s low-dose cohort and completing the dosing of all 10 patients in the study, including the high-dose cohort.  Additionally, we presented and published data from several preclinical studies, including proof-of-concept data for AMT-130 in Huntington’s disease and several new technologies designed to optimize gene therapy and expand its applicability to patients across the world.  We look forward to presenting additional data on AMT-060 at EHA in June and remain on track to present new data from our high-dose cohort before the end of the year.”

Corporate Highlights

Pipeline and Technology Updates

Liver/Metabolic Diseases

•                  Announced Upcoming Oral Presentation of Clinical Data from AMT-060 Low-Dose Cohort at EHA — On May 19, 2016 the Company announced that additional data from its Phase I/II trial of AMT-060 in hemophilia B will be presented on June 11, 2016 at the 21st Congress of the European Hematology Association (“EHA”) in Copenhagen, Denmark. The oral presentation by the clinical investigator will include new and updated data on five patients enrolled in the study’s low-dose cohort.  uniQure will also host a webcast conference call to discuss the results at 02.00 pm CET/ 8:00 am EDT on Monday, June 13, 2016.

•                  Completed Dosing of AMT-060 Phase I/II Clinical Trial — The Company announced today that it has successfully treated all five patients in its high-dose cohort, thus completing the enrollment of its 10 patient, Phase I/II study of AMT-060.  AAV5 continues to exhibit a very low screening failure rate, with all patients screened in the study testing negative for pre-existing, anti-AAV5 antibodies. The Company anticipates presenting data on the high-dose cohort before the end of the year.

•                  Published Phase I Clinical Data from AAV5-Based Gene Therapy in AIP — On May 17, 2016, results from the AIPGENE Consortium-led Phase I clinical trial using uniQure’s AAV5-based gene therapy to treat acute intermittent porphyria (AIP) were published online in the Journal of Hepatology. In the trial, a total of eight patients in four dose cohorts received a single intravenous injection of uniQure’s AAV5 vector-PBGD transgene gene therapy in doses ranging from 2x1012 gc/kg to 1.8x1013 gc/kg, without the use of prophylactic steroid therapy. The therapy was well-tolerated in all patients, with no cellular immune responses to either the vector or the transgene, and no transaminase elevations or serious adverse events related to the gene therapy. Including these patients, a total of 27 patients have been screened for pre-existing anti-AAV5 antibodies in three clinical programs to date, with only one AIP patient testing marginally positive for pre-existing antibodies. While the Company currently does not have plans to conduct further studies for AIP, these data support the broad safety and applicability of AAV5 as a differentiated vector serotype due to the low prevalence of pre-existing anti-AAV5 antibodies.

CNS Diseases

•                  Initiated Extension Protocol for Phase I/II Study of AMT-110 in Sanfilippo B — On April 4, 2016, the Company announced that it has assumed the sponsorship of the Phase I/II extension study from the academic consortium comprised of Institut Pasteur, the French Muscular Dystrophy Association, Vaincre les Maladies Lysosomales and Institut National de la Santé et de la Recherche Médicale (INSERM).  The Company has initiated the 30-month follow-up of the four patients treated in the study and anticipates presenting additional data in early 2017.

Technology Programs

•                  Presented Data from Multiple Preclinical Studies of New Gene Therapy Technologies at ASGCT — On May 9, 2016, the Company announced data from several preclinical research programs focused on the development and validation of optimized gene therapy delivery systems, AAV re-administration, regulated gene expression and total brain transduction. The results were presented in poster sessions at the American Society of Gene and Cell Therapy (ASGCT) 19th Annual Meeting in Washington D.C. and highlight the progress uniQure has made in developing new technologies designed to improve gene therapy and broaden its applicability to patients.

Human Resource and Organizational Updates

•                  Added Key Talent — On May 3, 2016, the Company announced the appointment of Paul Firuta as Chief Commercial Officer.  Mr. Firuta, who held similar positions at NPS Pharmaceuticals and ViroPharma, will oversee global commercial and portfolio planning and program management, as well as will work closely with the Company’s cross-functional teams in building relationships with patient advocacy groups and key opinion leaders.

•                  Entered Lease for New Amsterdam Facility — On March 1, 2016, the Company entered into a lease contract for a new 9,200 square meter facility in Amsterdam designed to meet the needs of its fully-integrated gene therapy operations and expanding product pipeline.  The Company has commenced the refurbishment of the space and intends to initiate the consolidation of its current three Amsterdam sites into the new facility by the end of the year.

•                  Proposed Corporate Governance Changes — On May 9, 2016, the Company announced the nomination of Jack Kaye to the Board of Directors.  Mr. Kaye, a seasoned financial executive with over 40 years of diversified experience, will also chair the Company’s Audit Committee.  Additionally, the Company announced its intention to transition from the current two-tier Supervisory Board and Management Board structure to a single Board of Directors with executive and non-executive members. As part of the governance transition, Ferdinand Verdonck and Joseph Fezcko plan to retire from the Supervisory Board and Mr. Soland and Matthew Kapusta, Chief Financial Officer, will stand for election to the single Board as executive directors.

Corporate Finance and Other Updates

•                  Lowered Cost and Expanded Flexibility of Venture Debt Agreement  — On May 6, 2016, the Company executed a second amended and restated loan agreement with Hercules Technology Growth Capital, Inc. (Hercules).  The loan agreement includes a total commitment from Hercules of up to $40 million, of which $20 million is currently outstanding.  The Company has not drawn down any additional loan amounts.  The interest rate will be reduced from 10.25% to 8.25% per annum with a backend fee of 4.85% and facility fee of 0.75% of the outstanding loan amounts.  The interest-only payment period is initially set at 18 months from May 6, 2016, but can be extended to 36 months under certain conditions.  The maturity date of the loan facility was also extended from June 30, 2017 to March 1, 2020.

•                  Established Stock Purchase Plan for Chief Executive Officer — On April 18, 2016, Mr. Soland established a pre-arranged personal stock purchase plan to acquire up to 100,000 ordinary shares of the Company’s stock. The plan is intended to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The transactions under this purchasing plan will commence no earlier than June 13, 2016.

Financial Highlights

As of March 31, 2016, the Company held cash and cash equivalents of €184.6 million, compared with of €203.5 million, as of December 31, 2015, a decrease of €18.9 million. The decrease includes €16.0 million of cash used in operating, investing and financing activities during the three months ended March 31, 2016, in addition to a €2.9 million loss related to foreign currency effects on U.S. dollar-denominated deposits.

Licensing and collaboration revenues for the three months ended March 31, 2016 were €3.9 million, compared with €1.1 million for the comparable period in 2015. The change was primarily due to the amortization of upfront payments and target designation fees received from BMS in the second and third quarters of 2015, and the increase of research activities associated with S100A1 for heart failure, which are fully reimbursed by BMS in accordance with our collaboration agreement.

Research and development expenses were €15.1 million for the three months ended March 31, 2016, compared with €10.1 million for the comparable period in 2015. The increase is mainly due to the initiation of our Phase I/II clinical study of AMT-060 in hemophilia B, an increase in activities in support of our collaboration agreement with BMS, which closed in May 2015, and the continued progression of our various research programs, including our collaboration with 4D and preclinical product candidates for hemophilia A and Huntington’s disease.

Selling, general and administrative expenses were €6.6 million for the three months ended March 31, 2016, compared with €4.2 million for the comparable period in 2015.  The change primarily related to increases in the numbers of employees, contractors and consultants, as well as increases in professional fees and expenses associated with the Glybera global registry and Phase IV study, which are currently classified as selling, general and administrative expenses, but were previously capitalized in the same period in 2015, prior to the commencement of Glybera commercialization.

The net loss for the first quarter 2016 was €20.6 million, or €0.83 per share, compared with €12.6 million, or €0.69 per share, for the first three months of 2015.

About uniQure

uniQure is delivering on the promise of gene therapy — single treatments with potentially curative results. We are leveraging our modular and validated technology platform to rapidly advance a pipeline of proprietary and partnered gene therapies to treat patients with CNS, liver/metabolic and cardiovascular diseases. www.uniQure.com

uniQure Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the development of our gene therapy product candidates, the success of our collaborations and the risk of cessation, delay or lack of success of any of our ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with collaboration arrangements, our and our collaborators’ clinical development activities, regulatory oversight, product commercialization and intellectual property claims, as well as the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s 2015 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2016. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Eva Mulder

Direct: +31 20 240 6103

Main: +31 20 240 6000

e.mulder@uniQure.com

Media inquiries:

Gretchen Schweitzer or Stephanie May

MacDougall Biomedical Communications

Direct: +49 172 861 8540 or +49 175 5711562

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheet

(€ in thousands)

	December 31,	March 31,
	2015	2016
Assets
Non-current assets
Goodwill	442	442
Intangible assets other than Goodwill	7,209	7,030
Property, plant and equipment	23,820	23,602
Other non-current assets	1,142	1,650
Total non-current assets	32,613	32,724
Current assets
Receivables from related parties	3,792	1,504
Trade and other receivables	1,730	3,606
Inventories	435	407
Cash and cash equivalents	203,532	184,643
Total current assets	209,489	190,160
Total assets	242,102	222,884
Equity
Share capital	1,216	1,241
Share premium	344,803	345,530
Other reserves	26,026	27,633
Accumulated deficit	(252,561)	(273,137)
Total equity	119,484	101,267
Liabilities
Non-current liabilities
Borrowings	13,434	11,860
Derivative financial instruments - related party	530	351
Deferred rent	5,737	5,484
Deferred revenue	75,852	74,665
Contingent consideration	2,687	2,741
Total non-current liabilities	98,240	95,101
Current liabilities
Trade and other payables	11,220	11,865
Derivative financial instruments - related parties	992	541
Borrowings	5,124	5,986
Borrowings — derivative	238	132
Deferred rent	579	567
Deferred revenue	6,225	6,098
Provisions	—	1,327
Total current liabilities	24,378	26,516
Total liabilities	122,618	121,617

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(€ in thousands except share and per share data)

	Three months ended
	March 31,
	2015	2016
License revenues	221	1,101
Collaboration revenues	886	2,801
Total revenues	1,107	3,902
Cost of goods sold	—	(76)
Other income	206	401
Research and development expenses	(10,106)	(15,128)
Selling, general and administrative expenses	(4,159)	(6,604)
Other gains/(losses), net	4,245	(4,058)
Total operating costs	(9,814)	(25,465)
Operating result	(8,707)	(21,563)
Finance income	19	1,520
Finance expense	(3,950)	(533)
Finance income/(expense), net	(3,931)	987
Result before corporate income tax	(12,638)	(20,576)
Corporate income tax	—	—
Net loss	(12,638)	(20,576)
Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations	1,371	(657)
Other comprehensive income/(loss)	1,371	(657)
Total comprehensive loss	(11,267)	(21,233)
Loss per share attributable to the equity holders of the
Company during the period:
Basic and diluted loss per share	(0.69)	(0.83)

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Changes in Equity/Deficit

(€ in thousands)

	Total
	share	Share	Other	Accumulated	Total
	capital	premium	reserves	deficit	equity
Balance at January 1, 2015	905	206,111	17,149	(181,081)	43,084
Result for the period	—	—	—	(12,638)	(12,638)
Other comprehensive income/(loss)	—	—	1,371	—	1,371
Total comprehensive loss	—	—	1,371	(12,638)	(11,267)
Capital contributions	16	131	—	—	147
Share based payment/expense	—	—	1,809	—	1,809
Balance at March 31, 2015	921	206,242	20,329	(193,719)	33,773
Result for the period	—	—	—	(58,842)	(58,842)
Other comprehensive income/(loss)	—	—	(121)	—	(121)
Total comprehensive loss	—	—	(121)	(58,842)	(58,963)
Capital contributions	295	139,173	—	—	139,468
Share issuance costs	—	(612)	—	—	(612)
Share based payment/expense	—	—	5,818	—	5,818
Balance at December 31, 2015	1,216	344,803	26,026	(252,561)	119,484
Result for the period	—	—	—	(20,576)	(20,576)
Other comprehensive income/(loss)	—	—	(657)	—	(657)
Total comprehensive loss	—	—	(657)	(20,576)	(21,233)
Capital contributions	25	727	—	—	752
Share based payment/expense	—	—	2,264	—	2,264
Balance at March 31, 2016	1,241	345,530	27,633	(273,137)	101,267

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(€ in thousands)

	Three months ended
	March 31,
	2015	2016
Cash flow from operating activities
Net loss	(12,638)	(20,576)
Adjustments for:
Amortization on intangible assets	—	189
Depreciation	897	1,237
Lease incentive	613	(391)
Loss/(gain) on derivatives	1,467	(736)
Loss/(gain) on foreign exchanges	(3,044)	2,188
Share-based expenses	1,809	2,264
Changes in provisions	—	1,327
Changes in trade and other receivables	(411)	412
Changes in inventories	47	28
Changes in other current liabilities	(397)	999
Changes in deferred revenue	61	(1,314)
Cash used in operations	(11,596)	(14,373)
Interest paid	(449)	(476)
Net cash used in operating activities	(12,045)	(14,849)
Cash flow from investing activities
Purchases of intangible assets	(769)	(10)
Purchases of property, plant and equipment	(1,268)	(1,284)
Changes in restricted cash	—	(555)
Interest received	30	28
Net cash used in investing activities	(2,007)	(1,821)
Cash flow from financing activities
Proceeds from shares issued	147	752
Payments of finance lease	(41)	(44)
Net cash generated from financing activities	106	708
Net decrease in cash and cash equivalents	(13,946)	(15,962)
Currency effect cash and cash equivalents	3,924	(2,927)
Cash and cash equivalents at January 1	53,219	203,532
Cash and cash equivalents at March 31	43,197	184,643